ABOUDI & BROUNSTEIN LAW OFFICES 3 GAVISH ST., POB 2432 KFAR SABA IND. ZONE 44641 ISRAEL Tel. 972- 9-764-4833 Fax. 972-9-764-4834

   October 27, 2006

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C.  20549-6010

Attention:

J. Todd Sherman

Re:

Med-Emerg International Inc.
Item 4.01 Form 8-k
Filed October 20, 2006
File No. 001-13861

Dear Mr. Sherman:

In connection with the above-referenced filing, attached is a draft amendment (the “8-K/A”) to the Current Report on Form 8-K (the “8-K/A”) filed by Med-Emerg International Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on October 20, 2006.  The 8-K/A is marked to show changes made from the 8-K.

The Company intends to file the 8-K/A in response to the staff’s letter, dated October 24, 2006 (the “Comment Letter”), following resolution of the comments raised in such letter.  The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.  For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

1.

Please amend your filing and provide the information required by Regulation 304(a)(1) and (2) of Regulation S-B as required by Item 4.01 (a) and (b).

The requested information has been incorporated into the 8-K/A.

In connection with this response, on behalf of the Company, we hereby confirm that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii)

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respct to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional questions or comments with respect to the Amendment, please direct such questions to me at (212) 202-0783 or to David Aboudi (011-972-9-764-4834).

Very truly yours,

/s/ Jonathan P. Freedman

Jonathan P. Freedman

cc:

Dr. Ramesh Zacharias

William J. Danis

David Aboudi

 DRAFT

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 16, 2006

MED-EMERG INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Province of Ontario	1-13861	N/A
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

6711 Mississauga Road, Suite 404

Mississauga, Ontario, Canada L5N 2W3

(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (905) 858-1368

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

The registrant is filing this Amended Current Report on Form 8-K/A in order to amend the Current Report on Form 8-K filed on October 20, 2006 in order to provide additional disclosure regarding changes in the registrant’s certifying accountant.

SECTION 4 – MATTERS RELATED TO ACCOUNTANTS AND FINANCIAL STATEMENTS

ITEM 4.01 CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 16, 2006, Med-Emerg International Inc. (the “Company”) engaged Grant Thornton LLP (“Grant Thornton”) as its principal independent accountant to audit the Company’s financial statements.  Grant Thornton replaced Schwartz Levitsky Feldman LLP (“Schwartz”), who were dismissed, effective as of the same date.  The decision to have Grant Thornton replace Schwartz was approved by the Audit Committee of the Board of Directors, and ratified by the Board of Directors.

The reports of Schwartz on the Company’s financial statements as of and for each of the past two fiscal years did not contain any adverse opinion or disclaimer of opinion,  and were not modified as to uncertainty, audit scope, or accounting principles.  There were no disagreements with Schwartz, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Schwartz’s satisfaction, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.  Schwartz did not advise the Company of any of the matters referenced in Item 304(a)(iv)(B) of Regulation S-B.

Prior to its engagement, the Company did not consult Grant Thornton regarding:  (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements and neither written or oral advice was provided that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or event of the type described in Item 304(a)(iv) of Regulation S-B.

The Company has provided Schwartz with a copy of the foregoing disclosures and requested that Schwartz furnish a letter to the Securities and Exchange Commission stating whether it agrees with the above statements and, if not, stating the respects in which it does not agree.  A copy of Schwartz’s letter, dated October __, 2006, is filed as Exhibit 16.1 to this Current Report on Form 8-k.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements.

None.

(b) Pro Forma Financial Information.

None.

(c) Exhibits.

Exhibit No.

Description

16.1

Letter from Schwartz Levitsky Feldman LLP, dated           October __, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amended Current Report on Form 8-K/A to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October __, 2006		MED-EMERG INTERNATIONAL, INC.
	By:	/s/ Ramesh Zacharias Ramesh Zacharias, Chief Executive Officer

EXHIBIT 16.1

October 26, 2006

Officer of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs:

Re:

Med-Emerg International Inc. (the “Company”)

We were the auditors of the Company and reported on March 8, 2006 on its financial statements for the years ended December 31, 2005 and 2004.  We have not audited any financial statements of the Company as at any date or for any period subsequent to December 31, 2005.  We have reviewed the financial statements of the Company for the periods ended March 31, 2006 and June 30, 2006.  We have not reviewed any financial statements of the Company as at any date or for any period subsequent to June 30, 2006.

Further to the request of the board of directors of the Company and pursuant to Regulation SB Item 304, we wish to advise that, based on our knowledge of information at this time, we agree with the information contained in the Company’s Form 8-KA dated October __, 2006.

Yours truly yours,

SCHWARTZ LEVITSKY FELDMAN LLP

/s/ Armando S. Valeri

Per: Armando S. Valeri, C.A., CPA (Illinois)

AV/ch